Exhibit 3.1

OREVA CAPITAL CORP.

10990 Wilshire Boulevard

Penthouse

Los Angeles, CA 90024

February 14, 2018

Mr. Mark H. DeBlois

Chairman and CEO

Specialty Brands Holdings, LLC

600 Providence Highway

Dedham, MA 02026

Dear Mr. DeBlois:

This non-binding letter of intent (this “LOI”) is to confirm our understanding concerning the basic terms of a proposed transaction (the “Transaction”) pursuant to which Specialty Brands Holdings, LLC, a Delaware limited liability company (“SBH” or the “Seller”), will sell to Pop G Food Holdings Corp., a Delaware corporation (“Holdings”), 100% of the shares of capital stock of PGHC Holdings, Inc., a Delaware corporation (“the Company”). We understand that the Company is the owner of 100% of the shares of capital stock of Papa Gino’s, Inc., a Delaware corporation (“Papa Gino’s”). The Company and Papa Gino’s, together with their direct and indirect subsidiaries, are hereinafter collectively referred to as the “Company Group.” It is contemplated that, subsequent to consummation of its acquisition of the Company capital stock, Holdings will transfer and assign 100% of such Company capital stock to Barrington/Hilco Acquisition Corp., a Delaware corporation (“BHAC”), which is a special purpose acquisition corporation whose shares of common stock currently trade on the Nasdaq Capital Market (“Nasdaq”). For purposes of this LOI, Holdings and BHAC are sometimes collectively referred to as the “Buyers.”

1.             Structure and Purchase Price.         The Transaction, as to be set forth in a definitive stock purchase agreement to be negotiated between SBH, Holdings and BHAC (the “Agreement”), would provide that at the closing of the Transaction (the “Closing”) (a) Holdings would acquire 100% of the outstanding shares of capital stock of the Company (the “Company Shares”) from SBH, as the sole stockholder of the Company, and (b) pay or cause to be paid to the persons referred to in Section 1(a) below and to certain of the Lenders (as defined in Section 3(b) below) an aggregate purchase price valued at $22.910 million (the “Purchase Price”). Such Purchase Price shall be payable, as follows:

(a)          on the Closing Date, Holdings shall pay to the Seller the sum of $17.5 million in cash, less the sum of: (i) $1.0 million, representing a contract deposit to be paid by Holdings simultaneous with the execution of the Agreement (the “Contract Deposit”), and (ii) the amount of the Company’s transaction expenses, including existing contractually required employee sale/retention bonuses and legal and other professional fees and expenses, which will be paid directly by Holdings (the “Cash Payment”), and

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(b)          on a date which shall be not later than 90 days following receipt of the audited financial statements of the Company Group for the ten months ending December 31, 2017 (the “Second Closing Date”), Holdings shall assign 100% of the Company Shares to BHAC, as an additional payment of the Purchase Price, and BHAC shall issue a total of 500,000 shares of the Common Stock of BHAC, having an indicative value of $10.82 per share, which shall be issued to certain of the Lenders (the “BHAC Shares”). In the event that, for any reason (other than the inability to audit the Company Group’s financial statements for the year ended February 25, 2018), BHAC shall not issue the BHAC Shares, then and in such event the Buyer shall be obligated to pay in cash an additional $5,410,000 to the Seller or its Lenders.

2.             Name Change and Board of Directors.         BHAC, as the publicly held holding company for the Company Group, will amend its charter documents as of the date of the Closing (the “Closing Date”) to, among other things, change its name to “PG Restaurant Group, Inc.”, or such other name mutually agreed upon by the parties to reflect the business of the Company Group. The Boards of Directors of BHAC and the Company Group from and after the Closing will each consist of seven persons (a majority will be independent directors under NASDAQ requirements), all of which directors shall be selected by Buyer. The holders of the BHAC Shares would have standard observation rights with respect to meetings of these Boards of Directors (and any board committees), subject to customary exceptions.

3.             Additional Agreements of the Parties.         In partial consideration for the execution of this LOI and the exclusivity provisions of this LOI set forth in Section 8 below, each of Holdings, BHAC and SBH contemplate that the Agreement to be executed by the parties shall contain the following provisions:

(a)          All representations and warranties of the Seller shall terminate as at the Closing;

(b)          All holders of indebtedness for money borrowed of the Company Group (the “Lenders”) shall, in consideration for the portion (if any) of the Cash Payment allocated and paid to such Lenders at Closing release all liens and security interests on the equity securities and assets of the Company Group and confirm that the Company Group has no further obligation to any of the Lenders in respect of any of such indebtedness;

(c)          At the time of its execution, the Agreement shall contain no financing contingency as a condition to Holdings’ obligation to close the Transaction. In such connection, Oreva Capital Corp. or its associates shall provide guarantees or other evidence of availability of financing to make the Cash Payment and pay all expenses of the Buyer and its affiliates in connection with the Transaction that shall be reasonably satisfactory to the Seller and the Lenders.

(d)          At the time of its execution, the Agreement shall contain no due diligence contingency as a condition to Buyer’s obligation to close the Transaction;

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(e)          Subject to the execution of the LOI by all parties by February 14, 2018, Holdings, BHAC and their counsel shall undertake to send an initial draft of the Agreement to the Seller and its counsel by not later than February 19, 2018. The parties intend and expect to execute the definitive Agreement (which shall include all requisite schedules) by not later than February 28, 2018.

(f)          At the time of execution of the definitive Agreement, Holdings will provide the Seller with the $1.0 million Contract Deposit, which shall be non-refundable if Holdings shall fail or refuse to make the Cash Payment and consummate the Transaction on the Closing Date for any reason, other than a material breach by Seller of its representations, warranties and covenants set forth in the Agreement, or other acts or omissions constituting common law fraud. Such Contract Deposit shall be held in an escrow account and applied to the Cash Payment payable at Closing.

(g)          The parties shall consummate the closing of the Transaction (the “First Closing”) on a date (the “Closing Date”) which if at all possible shall be within 75 days of the date of this LOI, but in any event not later than April 30, 2018 (the “Outside Closing Date”). Absent fraud or a material breach by Seller, if, for any reason, or no reason, Holding shall fail to consummate the Closing by the First Closing Date, the Seller may, in addition to any other available rights and remedies, terminate the Agreement and retain the Contract Deposit.

(h)          Simultaneously with the execution of the Agreement, BHAC and the Lenders who are to receive the BHAC Shares at the Second Closing shall agree in writing that such Lenders may not sell the BHAC Shares he, she or it will receive in the Transaction for a period of six (6) months after the Closing Date, and upon completion of such six (6) month period, the holders of the BHAC Shares may sell such BHAC Shares pursuant to a mutually acceptable “leak out” arrangement with respect to such BHAC Shares over the next succeeding six (6) months.

(i)          Simultaneously with the execution of the Agreement, business associates of Oreva Capital Corp. holding an aggregate of 1,035,767 shares of BHAC common stock (the “Insider Shares”); which Insider Shares represents a majority of the outstanding shares of BHAC common stock, will enter into a customary support agreement by which among other things they will consent in writing to the Transaction and agree not to transfer or encumber their shares and to vote their shares in FAVOR of the Transaction contemplated at the Second Closing as reflected in the proxy statement relative to the BHAC stockholders meeting referred to below.

(j)          Prior to the First Closing, the Seller shall have furnished to Holdings the following financial statements, in each case, to the extent required under applicable laws and SEC rules to be filed as part of the registration statement and proxy statement on SEC Form S-4 to be filed by BHAC in order, among other things, to register the BHAC Shares under the Securities Act of 1933, as amended: audited consolidated balance sheets, statements of operations and statements of cash flows of the Company Group for the two fiscal years ended in February 2016 and 2017, respectively, and the ten (10) months ended December 31, 2017, which consolidated financial statements shall be on a Company Group stand-alone basis (not including any former subsidiaries of the Seller) and shall have been subject to a PCAOB audit by BDO the independent accountants for the Company Group. (These financial statements are collectively referred to as the “Audited Financials.”)

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4.             Promptly after signing the Agreement, and subject only to obtaining the cooperation of Seller with respect to providing disclosure information regarding the business and historical financial statements of the Company Group, BHAC shall make all applicable filings with the SEC and hold a shareholders meeting to solicit the vote of the shareholders of BHAC for the Transaction and the adoption of an incentive stock plan covering a number of BHAC shares customary for similar companies that complies with all necessary SEC regulations and provides for a pool from which BHAC may grant equity awards to all employees of BHAC and its subsidiaries (including the Company Group).

5.             In connection with the Agreement:

(a)          Certain senior executives of the Company Group, as mutually determined and set forth in the Agreement, will execute employment agreements (containing non-compete provisions) reasonably acceptable to Buyer and the executives, which will be executed at or prior to execution of the Agreement and by their terms will become effective upon consummation of the Transaction.

(b)          Within an agreed upon period following the Closing, the BHAC Shares issued at the Second Closing as a portion of the Purchase Price shall be registered for resale under the Securities Act of 1933, as amended and applicable state law requirements, if any; but subject to the lockup agreement referred to above.

6.             The Agreement will contain customary representations and warranties concerning the Company Group, Holdings and BHAC and their respective business and financial condition; which representations and warranties shall terminate as of the Closing.

7.             The Closing of the Transaction will be subject to conditions usual in transactions of the type contemplated, including the receipt of all consents of third parties which may be necessary to consummate the Transaction. In addition, the issuance of the BHAC Shares at the Second Closing will be conditioned upon BHAC receiving the approval of at least a majority of its stockholders entitled to vote on the Transaction (the “Required Vote”). The parties will agree in the Agreement to work expeditiously towards obtaining the Required Vote following the execution of the Agreement.

8.             In consideration of the considerable time, effort and expense to be undertaken by BHAC in connection with the Transaction:

(a)          Each of the parties agrees that during the period beginning from the date of execution of this LOI and ending on February 28, 2018 (the “Exclusivity Period”):

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(i)          during the Exclusivity Period, each of the Seller, the Company and each other member of the Company Group will not, and will cause their Representatives (as defined below) not to, directly or indirectly (A) solicit or initiate or enter into discussions, negotiations or transactions with, or encourage, or provide any information to, any individual, corporation, partnership, limited liability company or other entity or group (each, a “Person”), other than BHAC and its affiliates, concerning any transaction with respect to the direct or indirect sale, transfer, license or other disposition of the Company or any member of the Company Group, its equity interests or its business or material assets (outside of the ordinary course of business), whether by purchase, merger, consolidation, recapitalization, exclusive license or otherwise, or any similar transaction that would reasonably be expected to prohibit or materially impair the Transaction (a “Competing Sale Transaction”), or (B) enter into any letter of intent, agreement in principle or other agreement or commitment with any such Person in connection with a Competing Sale Transaction, or enter into any other business arrangement with such Person which could reasonably be expected to delay or preclude the execution of a definitive Agreement with Holdings.

(ii)         during the Exclusivity Period, each of Holdings and BHAC will not, and will cause their Representatives (as defined below) not to, directly or indirectly (A) solicit or initiate or enter into discussions, negotiations or transactions with, or encourage, or provide any information to, any Person (other than SBH) concerning any transaction with respect to the direct or indirect purchase, transfer, license or acquisition of the assets, business or properties of any such Person, whether by purchase, merger, consolidation, recapitalization, exclusive license or otherwise, or any similar transaction that would reasonably be expected to prohibit or materially impair the Transaction (a “Competing Purchase Transaction”), or (B) enter into any letter of intent, agreement in principle or other agreement or commitment with any such Person in connection with a Competing Purchase Transaction, or enter into any other business arrangement with such Person which could reasonably be expected to delay or preclude the execution of a definitive Agreement with SBH by the expiration of the Exclusivity Period.

(b)          Each party represents to the other that neither it nor any of its affiliates or shareholders is party to or bound by any binding or non-binding agreement or understanding with respect to any Competing Sale Transaction or Competing Purchase Transaction.

(c)          Without limiting any other rights or remedies available to it under this LOI or applicable law, if at any time during the Exclusivity Period, (i) either party breaches the provisions of this Section 8, the party who has breached the provisions of this Section 8 shall pay to the non-breaching party an amount equal to (i) the amount of non-breaching party’s reasonable costs and expenses (including attorneys’ fees and costs) incurred in connection with this LOI and the Transaction, plus (ii) the additional sum of $1,000,000.

(d)          For purposes of this LOI, a “Representative” of a party shall mean its affiliates and the officers, directors, managers, employees, consultants, contractors, advisors, agents and other representatives of such party or its affiliates

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9.             During the Exclusivity Period, except with the prior written consent of Buyer, the Seller and each member of the Company Group will: (i) conduct its business in the ordinary course in a manner consistent with past practice (except as expressly otherwise contemplated herein); (ii) maintain its properties and other assets in good working condition (normal wear and tear excepted); and (iii) use its reasonable efforts to maintain the business and employees, customers, assets and operations as an ongoing concern in accordance with past practice.

10.           The parties acknowledge and agree that the existence and terms of this LOI and the Transaction are strictly confidential. Except as required by applicable law, rule or regulation (including U.S. Securities and Exchange Commission (the “SEC” and applicable stock exchange requirements) or any governmental, judicial, regulatory or supervisory authority having jurisdiction over such party or its Representative, neither Holdings or BHAC (including its officers, directors, employees, shareholders and affiliates), on the one hand, nor the Seller (including its officers, directors, employees, shareholders and affiliates), on the other hand, will make any public announcements relating to the Transaction without the prior written consent of the other party. The Seller acknowledges that U.S. securities laws and other laws prohibit any person or entity who has material, non-public information concerning a publicly traded company, including BHAC, from purchasing or selling any of its securities, and from communicating such information to any person or entity under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. The Seller acknowledges that the confidentiality provisions of this LOI shall be deemed to be an agreement to keep the confidential information of BHAC in confidence as contemplated by Regulation FD promulgated by the SEC. In addition, the Seller acknowledges and agrees that some of the confidential information of BHAC (including this LOI) may be considered “material non-public information” for purposes of the federal securities laws and that the Seller and its Representatives will abide by all securities laws relating to the handling of and acting upon material non-public information.

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11.           Reference is made to the final prospectus of BHAC, filed with the SEC (File No. 333-200180) (the “Prospectus”), and dated as of February 8, 2015. The Seller represents and warrants that it has had the opportunity to read the Prospectus and the subsequent filings by BHAC with the SEC, and understands that BHAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of BHAC’s public stockholders (including overallotment shares acquired by BHAC’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, BHAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their BHAC shares in connection with the consummation of BHAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of the deadline to consummate a Business Combination, (b) to the Public Stockholders if BHAC fails to consummate a Business Combination by June 30, 2018, (c) with respect to any interest earned on the amounts held in the Trust Account necessary to pay any taxes or for working capital requirements or (d) to BHAC after or concurrently with the consummation of a Business Combination. For and in consideration of BHAC entering into this LOI and discussions with the Seller regarding the Transaction, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller hereby agrees on behalf of itself and the Company Group that, notwithstanding anything to the contrary in this LOI, neither the Seller nor the Company Group does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this LOI or any proposed or actual business relationship between BHAC or its Representatives, on the one hand, and the Seller or its Representatives, on the other hand, this LOI or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Seller on behalf of itself and the Company Group hereby irrevocably waives any Released Claims that the Seller or the Company Group may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with BHAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with BHAC or its affiliates). The Seller agrees and acknowledges that such irrevocable waiver is material to this LOI and specifically relied upon by BHAC and its affiliates to induce BHAC to enter in this LOI, and the Seller further intends and understands such waiver to be valid, binding and enforceable against the Seller and the Company Group under applicable law. To the extent the Seller or the Company Group commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to BHAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against BHAC or its Representatives, the Seller hereby acknowledges and agrees that the Seller’s and the Company Group’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Seller or the Company Group (or any person or entity claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Seller or the Company Group commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to BHAC or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, BHAC and its Representatives, as applicable, shall be entitled to recover from such commencing parties the associated legal fees and costs in connection with any such action, in the event BHAC or its Representatives, as applicable, prevails in such action or proceeding. This Section shall survive termination of this LOI for any reason.

12.           As at December 31, 2017, BHAC had cash and cash equivalents of approximately $9,200,000 in cash and marketable securities held in the Trust Account to be used for a Business Combination.

13.           Whether or not the parties enter into the Agreement (but subject to the terms and conditions of the Agreement if the parties do enter into it), and except as otherwise provided herein, each party shall bear its own expenses in connection with pursuing or consummating the Transaction.

14.           During the Exclusivity Period, each party will give to the other, and to their respective accountants, counsel and other representatives, full access during normal business hours to all of their property, contracts, commitments, books and records, and will furnish to the other party all such documents and copies of documents and information with respect to its affairs as the other party may, from time to time, reasonably request. The parties and their accountants, counsel and other representatives shall hold all information received by them in confidence in accordance with the terms of this LOI.

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15.           Other than as set forth in Sections 8 through 20 of this LOI (the “Binding Matters”), which shall be legally binding upon the parties, this LOI is intended to express only a mutual indication of interest in pursuing the Transaction. No agreement providing for any Transaction or any other transaction or the participation by either party therein will be deemed to exist unless and until the Agreement has been executed and delivered by Holdings, BHAC, the Seller and each of the other parties thereto, if any. Unless and until the Agreement has been so executed and delivered, except for the Binding Matters and the Confidentiality Agreement among the parties dated as of the date of this LOI (the “Confidentiality Agreement”), none of the parties shall have any legal obligation to any other party of any kind with respect to the Transaction, whether because of this LOI or any other written or oral expression with respect to the Transaction or otherwise. Each party reserves the right, in its sole discretion, to reject any and all proposals made by the other party or its Representatives with regard to its participation in the Transaction. Neither party will have (and each party hereby irrevocably waives) any claims against the other party or any of its Representatives arising out of or relating to the Transaction other than those, if any, that either such party may in the future have with respect to the Binding Matters and then only in accordance with the terms thereof, or as a party to the Agreement (if any) with the other party. Without limiting the foregoing, Holdings, BHAC and the Seller each recognize that matters material to the Transaction which are not addressed in this LOI may be raised by one another for inclusion in the Agreement.

16.           This LOI and the rights and obligations of the parties hereunder will be governed by and construed under and in accordance with the laws of the State of New York, without regard to any conflict of law rule or principle that would result in the application of any laws other than the laws of the State of New York. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction, of the state and federal courts seated in the Borough of Manhattan in the City and State of New York, New York (and any appellate court thereof), in any action or proceeding arising out of or relating to this LOI or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS LOI.

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17.           This LOI supersedes any prior written or oral understanding or agreements between the parties related to the subject matter hereof (other than the Confidentiality Agreement). This LOI may be amended, modified or supplemented, or any provision hereof waived, only by written agreement of the parties. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. In this LOI, the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”. This LOI may be executed in any number of counterparts (including by facsimile, pdf or other electronic document transmission), each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

18.           Notwithstanding anything else in this LOI to the contrary, Holdings and BHAC acknowledges and agrees as follows: The Seller has no material assets other than the Company Shares. As described in this LOI, all of the consideration for the Company Shares will be paid and issued to the Lenders and certain other persons, who do not include the Seller, and none of it will be paid or issued to, nor will any of it inure to the benefit of, the Seller. The Seller is willing to enter into this LOI and the Agreement for the exclusive benefit of, and as an accommodation to, the Lenders, Holdings, and BHAC, but the Agreement will expressly provide that neither the Seller nor any of its Representatives will have or be subject to any liability under or in respect of the Agreement or the Transaction (or any related agreements or transactions), whether based on the Agreement, any other document, tort law (including fraud, negligence, gross negligence, and strict liability), contract law (including in respect of any intentional breach), statutory, regulatory, or common law, or otherwise.

19.           Regardless of whether the Agreement is executed or the Transaction is consummated, if the Agreement is not executed by the expiration of the Exclusivity Period, or if executed, the Transaction is not consummated, Holdings and BHAC will promptly upon request of the Seller reimburse the Company Group for all of the out-of-pocket costs and expenses incurred by the Company Group in connection with the auditing of the Audited Financials, but only to the extent that such costs and expenses would not have been incurred but for the requirements that such audits be of the Company Group on a stand-alone basis (not including any former subsidiaries of the Seller) and in accordance with PCAOB or SEC requirements. If the Agreement is executed, it will contain a similar covenant.

20.           (a)          Papa Gino’s is executing this LOI in order to guarantee the payment and performance by the Seller of all of the Seller’s obligations to the Buyer in respect of the Binding Matters (the “Seller Obligations”). To induce the Buyer to enter into this LOI, Papa Gino’s hereby unconditionally guarantees to the Buyer the prompt payment and performance (and not just collectability) in full of all of the Seller Obligations as and when the same are due and payable or to be performed.

(b)          Oreva Capital Corp. (“Oreva”) is executing this LOI in order to guarantee the payment and performance by Holdings and BHAC of all of their respective obligations to the Seller in respect of the Binding Matters (the “Buyer Obligations”). To induce the Seller to enter into this Agreement, Oreva hereby unconditionally guarantees to the Seller the prompt payment and performance (and not just collectability) in full of all of the Buyer Obligations as and when the same are due and payable or to be performed.

(c)          Each of PG and Oreva hereby irrevocably waives, relinquishes, and agrees not to assert any and all defenses in the nature of suretyship or guarantor’s defenses that may be available to it in respect of the Seller Obligations or the Buyer Obligations, as the case may be, and/or the guaranties set forth in this Section 19.

{Remainder of Page Intentionally Left Blank; Signature Page Follows}

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It is our desire to move expeditiously towards completion of the Transaction on the basis of the terms and conditions contained herein. To indicate your commitment toward such goal and your agreement with the terms of this LOI, please sign below.

Very truly yours,

OREVA CAPITAL CORP.

By:
Name: Adam E. Levin
Title: Chief Executive Officer

BARRINGTON/HILCO ACQUISITION CORPORATION

By:
Name: Paul Abramowitz
Title: Chief Executive Officer

POP G FOOD HOLDINGS CORP.

By:
Name: Adam E. Levin
Title: Chief Executive Officer

Accepted and Agreed to Effective as of the 14th day of February 2018:

SPECIALTY BRANDS HOLDINGS, LLC

By:
Name: Mark H. DeBlois
Title: Chairman and Chief Executive Officer

PAPA GINO’S, INC.

By:
Name:
Title:

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